FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 13, 2013

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: December 13, 2013	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
Advanced Semiconductor Engineering, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, Chief Financial Officer Eddie Chang, Senior Director Joseph Su, Manager ir@aseglobal.com

ASE PROVIDES FACTS AND EXPLANATIONS
ON MEDIA REPORTS RELATED TO K7 AND K11

Taipei, Dec 13th, 2013.  Advanced Semiconductor Engineering, Inc （TAIEX: 2311, NYSE: ASX), the world's largest semiconductor assembly and test service provider, today announced the following facts with reference to the reports and allegations directed at ASE Kaohsiung’s K7 and K11 facilities.

ASE Kaohsiung K7 facility PH/Suspended Solids data measurement. Pertaining to the discrepancies between the data submitted by ASE and the data produced by Kaohsiung City Environment Protection Bureau (KEPB), ASE wishes to clarify as follows:

1. PH Levels. ASE Kaohsiung K7’s measurements were recorded at 2.00pm and hence differs from the data taken by the KEPB at 3.00pm.

1.1. On Oct 1st at 2.00pm, ASE personnel conducted measurements and recorded a level of
PH4.14, while the EPB’s data measured at 3.00pm recorded PH2.84.  The reason that there is a gap in both measurements is due to the fact that they were both taken at different times of the day.

1.2. Moreover, ASE’s submitted data of PH4.14 at 2.00pm had already missed the standard specification so in no way, was ASE making an attempt to falsify its records to the KEPB.

2. Suspended solids levels.

2.1. The reading of 9.5mg/L was the data submitted by ASE for KEPB based on data recorded at 6.00am of October 1st.  This information differs from the KEPB recorded measurement of 79mg/L taken at 3.00pm on the same day.

2.2. According to the all-day automatic monitoring equipment (instant electronic reference information), it was discovered that there was a fault with the measurement equipment on October 1st that had caused the abnormal measurement at 6.00am.  From 1.30pm to 9.00pm on October 1st, the measurements were actually recorded between 60mg/L to 90mg/L.  Again, the facts completely align with KEPB’s measurements of 79mg/L at 3.00pm.  ASE did not attempt to falsify its records to the KEPB.

ASE Kaohsiung K11.

1. Pertaining to the reports about ASE’s illegal installation of an underground discharge pipe and allegations that ASE is illegally discharging wastewater into the sea, ASE wishes to clarify as follows:

1.1 The design of the underground discharge pipe was approved by the Kaohsiung City Environment Protection Bureau, and K11 was issued a Water Pollution Control Unit certification license number: 00519-02.  The certificate was issued by the Kaohsiung city’s relevant administration authority after ASE’s following of proper procedures.  The pipe was thus not an illegal installation.

1.2. The end point (which is the one and only exit way) of the underwater discharge pipe is designated by the Nantze Export Industrial Zone Administration.  The layout of the discharge pipe and each contact point have been duly reviewed and approved by the Nantze Export Industrial Zone Administration.  This disproves speculation that ASE has illegally installed the discharge pipe to discharge wastewaters into the open sea.

Advanced Semiconductor Engineering, Inc.

2. Pertaining to the reports that K11’s second neutralization tank did not match the model submitted to the authorities, ASE wishes to clarify as follows:

2.1. In 2005, in ASE’s formal submission to the authorities, the current model of neutralization tank (which was an approved model recommended in the KEPB ‘proposal for water pollution control measures’) was submitted in ASE’s application for licensed use.  A copy of the blueprint submitted is retained by the Kaohsiung City Environmental Protection Bureau for verification.

2.2. There were no recorded irregularities prior to the recent audit by KEPB.  The neutralization tank at K11 is solely for the purpose of treatment of wastewater and not as the authorities’ allegations of illegally discharging the wastewater.

3. Pertaining to reports that the spare slots in the rear of the discharge chute was installed without proper approvals, ASE would like to refute as follows:

3.1. In 2005, in ASE’s formal submission to the authorities, the current model of the discharge chute and its spare slots (which was an approved model recommended in the KEPB ‘proposal for water pollution control measures’) was submitted in ASE’s application for licensed use.  A copy of the blueprint submitted is retained by the Kaohsiung City Environmental Protection Bureau for verification.

3.2. There were no recorded irregularities prior to the recent audit by KEPB.

About ASE Group

The ASE Group is the world's largest provider of independent semiconductor manufacturing services in assembly, test, materials and design manufacturing. As a global leader geared towards meeting the industry’s ever growing needs for faster, smaller and higher performance chips, the Group develops and offers a wide portfolio of technology and solutions including IC test program design, front-end engineering test, wafer probe, wafer bump, substrate design and supply, wafer level package, flip chip, system-in-package, final test and electronic manufacturing services through Universal Scientific Industrial Co Ltd, a member of the ASE Group. The Group generated sales revenues of US$6.5 billion in 2012 and employs over 57,000 people worldwide. For more information about the ASE Group, visit www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2012 Annual Report on Form 20-F filed on April 24, 2013.